                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

                                  NEWS RELEASE
FOR IMMEDIATE RELEASE
JANUARY 24, 2005

               CANWEST COMMENCES ARBITRATION AND OBTAINS TEMPORARY
                RESTRAINING ORDER AGAINST MIRKAEI TIKSHORET LTD.

    Alleging Breach of Agreements Governing Acquisition of The Jerusalem Post

Winnipeg - CanWest Global Communications Corp. today announced that it has commenced an arbitration against Mirkaei Tikshoret Ltd. (MTL) for unilateral breach of binding agreements between MTL and CanWest governing a joint acquisition of all assets comprising The Jerusalem Post, The Jerusalem Report and their respective publications, internet web sites and online properties (collectively, the "JPost Group").

CanWest also obtained a Temporary Restraining Order from the Supreme Court of New York prohibiting MTL and all others acting with them or on their behalf, from taking any action that would result in the disposal, transfer or encumbrance of any of the securities or assets of the JPost Group anywhere in the world, and prohibiting them from terminating any employees or any contractual relationships in the publications.

The Agreements at issue establish a binding framework for the joint acquisition by CanWest and MTL of JPost Group in a two step process that would ultimately transfer all of the business and assets of the JPost Group to a newly formed company owned equally by CanWest and MTL. CanWest alleges that MTL breached the agreements by refusing to transfer the assets to the new entity. CanWest is seeking enforcement of all the provisions in the agreements, including CanWest's right to appoint the Chairman of the new entity and a majority of its Board of Directors.

Commenting on the current circumstances, Leonard Asper, President and Chief Executive Officer of CanWest, said, "It is regrettable that MTL has chosen not to honor the terms of its agreements with CanWest. We are confident that in due course we will be awarded our ownership interest and majority position on the board of The Jerusalem Post, in accordance with these agreements."

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV, www.canwestglobal.com) is an international media company, and also Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.
                                      -30-
For further information contact:

Geoffrey Elliot, Vice President, Corporate Affairs   Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com